SMARTfit Inc.

ANNUAL REPORT

20 N. Aviador St Unit C
Camarillo, CA 93010
(805) 383-0080
https://www.smartfitinc.com/

This Annual Report is dated September 24, 2026.

BUSINESS

At SMARTfit, we have designed a neuro-cognitive gym programmed to enhance human performance in all populations. Our gamified interactive training arena simulates real life, allowing the brain and body to strengthen together.

SMARTfit adds to the power of dual task (cognitive-motor) training by delivering all activities using gamification which increases both engagement and enjoyment, and in turn produces quick results. Combining exercise with cognitive tasks, as the SMARTfit products do, may provide neural protection across a person's lifetime. Researchers believe that such novel interventions designed to stimulate key cognitive domains during exercise may be especially beneficial to brain health over the adult lifespan. (Source: https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5926798/)

SMARTfit's cloud based data management system captures baseline tests and progress reporting quickly and automatically. This has a powerful effect on adherence as clients can quickly see the benefits of this training in graphs available by simply logging into their Android/iOS App.

SMARTfit's business model is multi-tiered. Starting off, we have created hardware and software solutions that get sold through a domestic and international distributor network, at a mark-up, into rehab facilities. Second, our cloud-based technology will collect subscription revenue from B2B and B2C rehab facilities, B2B and B2C commercial fitness facilities, and in the future B2C home fitness market. Third, revenue will be generated through providing data services to research institutions.

SMARTfit's current focus is on the rehab and active aging/medical wellness exercise equipment markets.

According to ICAA (International Council of Active Aging), the total US addressable active aging/medical wellness equipment market is valued at $207 Billion USD, including US senior centers, assisted living facilities, retirement communities, health clubs, and continuing care facilities. (Source: https://d19j0qt0x55bap.cloudfront.net/production/onboardings/6143ccc9499ed570bc05855c/documents/file/ICAA_Paper_on_the_Active_Aging_Market.pdf) Management also sees our product playing a significant role in the Global Sporting Goods & Equipment Market, which was estimated by Research and Markets to be USD 49.35 billion in 2020, is expected to reach USD 53.74 billion in 2021, and is projected to grow at a Compound Annual Growth Rate (CAGR) of 9.26% to reach USD 91.77 billion by 2027." (Source: https://www.researchandmarkets.com/reports/4985899/sporting-goods-and-equipment-market-research)

The home fitness equipment market has morphed significantly since the arrival of Peloton, Mirror and other interactive online streaming fitness programs. Management believes SMARTfit is poised to enter this market. According to Allied Market Research, the global at-home fitness equipment market size was valued at $5.5 Billion USD in 2019 and is projected to reach $11.45 Billion USD by 2027. (Source: https://www.globenewswire.com/news-release/2021/06/17/2248611/0/en/At-Home-Fitness-Equipment-Market-to-Garner-11-45-Billion-by-2027-Allied-Market-Research.html)

SMARTfit Inc. (formerly Multisensory Fitness Inc.) was incorporated in California on May 16, 2013. The corporation's name was changed to SMARTfit Inc., on October 20, 2016.

After the formation in 2013, the company acquired the assets and certain liabilities of Exercise Technology Inc. (an affiliated entity) in exchange for founder's shares. The acquisition enabled SMARTfit to fund the development of its operating system with an existing revenue stream and to maintain the talent required to take on the development of the new product lines.

In addition, the company has utilized technology from another affiliated entity, Multisensory Technologies Inc., under common ownership since June 1, 2013, pursuant to a licensing agreement. The company entered into a technology purchase agreement, effective January 1, 2017, to purchase the technology from Multisensory Technology Inc. The purchase agreement requires the Company to pay a one-time fee of $100,000 plus a fixed fee of $130 per main controlling computer unit (CCU) on the first 1,250 CCUs sold or leased and $100 per CCU thereafter through December 31, 2026 or until an aggregate of $20,000,000 has been paid. See 2017 financial review.

The technology (operating system) purchased from Multisensory Technogies Inc. includes the following components for the operating systems of the SMARTfit products:

1. Targets' custom operating system to:

- Minimize CPU requirements (smallest, cost effective, high speed)
- Optimize CPU speed to keep up with data flow with minimal data transfer (to the CPU)
- Minimize interrupt latency and time-in-process
- Real time processing of incoming sensor data

2. CPU custom operating system to:
   - Minimize CPU requirements (size, cost, speed)
   - Minimize interrupt latency and time-in-process
   - Ability to process 8 communication interfaces at system optimal speed
   - Algorithms to process incoming processed sensor data according to the game being run
   - Algorithms to "play games", ease of adding games of many styles
   - Capable of processing 127 Targets
   - Capable of processing 15 speaker/audio channels
   - Capable of processing 15 displays for time or score

3. Sensing system to identify the location, proximity, pressure and accuracy of a "hits":
   - Uses sound/vibration to detect "hits"
   - Uses Target CPU algorithms to determine local hit (50nSec timing system)
   - Uses Target CPU algorithms to determine "hit" strength

The company built on this operating system to develop its 6 product lines, the app and the app/user interface to drive the products in 45+ game categories (and counting), 9 market specific applications, launch on the HIPAA-compliant Microsoft Azure Cloud, cognitive and motor (while moving) testing capabilities, deployment of customized programming across multiple sites, and tracking and reporting of performance and progress. This makes SMARTfit the only product today that can both measure and provide interventions for a full range of cognitive and motor performance for all demographic groups.

Another affiliated entity is SMARTfit Active LLC, which is owned by the company (as a minority member) and a number of its shareholders. SMARTfit Active LLC has provided loans to the company to fund the completion of development and initial manufacturing of the company's new injection-molded product lines that provide the ability to scale manufacturing quickly.

Previous Offerings

Type of security sold: Convertible Note
Final amount sold: $3,091,172
Use of proceeds: Debt restructuring
Date: Ongoing
Offering exemption relied upon: 506(b)

Name: Class A Voting Common Stock
Type of security sold: Equity
Amount sold to date: $118,000
Number of Securities Sold: 168,571
Use of proceeds: Inventory and salaries
Date: June 30, 2025
Offering exemption relied upon: 506(b)

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $497,006
Number of Securities Sold: 4,970
Use of proceeds: General corporate purposes
Date: December 31, 2022
Offering exemption relied upon: 506(b)

Name: Class B Nonvoting Common Stock
Type of security sold: Equity
Final amount sold: $130,609.89
Number of Securities Sold: 129,799
Use of proceeds: General corporate purposes
Date: June 29, 2022
Offering exemption relied upon: Reg CF

Name: Common Stock
Type of security sold: Equity

Final amount sold: $265,000.00
Number of Securities Sold: 530,000
Use of proceeds: Inventory, salaries in preparation for a big Q4/2021.
Date: August 20, 2021
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final amount sold: $1,244,675.80
Use of proceeds: Debt restructuring
Date: December 31, 2020
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $4,273,196.00
Number of Securities Sold: 4,273,196
Use of proceeds: R&D and working capital
Date: February 24, 2020
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Operating Results - 2025 Compared to 2024

Revenue

Net revenue for fiscal year 2025 was $830,885, up compared to fiscal year 2024 net revenue of $657,438 which is a
reflection of the sales of the SMARTfit ProTrainer gaining momentum after its introduction at the end of the prior year. In fiscal year 2025 the company continued to license its software for an annual fee instead of packaging the software with the
hardware. This reduced reported revenue, as pre-sold licensing fees are recorded as a current liability (deferred

revenue) and earned monthly. Deferred revenue for fiscal year 2025 is $282,453, up from $159,269 in fiscal year 2024.

Cost of Sales

Cost of sales in fiscal year 2025 was $386,396, up from $197,143 from fiscal year 2024. The increase of $9,460 was
largely due to the increase in revenue of $73,589 but was offset by substantially reduced production costs.

Gross margins

2025 gross profit was $444,489 compared with $460,295 in 2024 which is in line with the increased revenue and
reduced cost of sales.

Expenses

Operating expenses in 2025 were $2,286,112 an increase of $465,893 from 2024's expenses of $1,820,219. The increase resulted from APIC (Black-Scholes calculations from stock options and warrants issued), increased interest, additional costs in preparing the Company for a major capital raise, and increased investment in trade shows to support sales. The Company's expenses consist of, among other things, employee compensation, marketing and sales expenses, fees for professional services, and investment in research and development which is expensed.

Historical results and cash flows

Throughout fiscal year 2025, the Company continued in the production stage and revenue generating. For most of fiscal
year 2025, the Company was also still focused on research and development. In fiscal year 2025, cash has been primarily generated through sales and loans from shareholders.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of $3,513, in part because customer payments were late in December because of the holidays coming in the middle of the week. Until the Company is able to achieve positive cash flow through sales, it intends to continue to raise additional funds through loans from shareholders and possibly additional equity financing.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of $3,513.

Debt

Creditor: EIDL Loan
Amount Owed: $360,000
Interest Rate: 3.75%
Maturity Date: June 17, 2050

Creditor: Cathi Lamberti
Amount Owed: $305,181
Interest Rate: 6.0%
Maturity Date: No maturity date

Creditor: SMARTfit Shareholders Conv Note
Amount Owed: $3,091,172
Interest Rate: 10.0%
Maturity Date: December 31, 2028

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Catherine Lamberti
Catherine Lamberti's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
Position: Chief Executive Officer and Corporate Secretary
Dates of Service: May 2013 - Present
Responsibilities: Sets the direction of the company including product development and market entry focus.- $120k
yearly - 100% deferred - Total of 1.5M stock options - 0 vested, 1.500,000 outstanding to vest

Position: Board Chair and Founder
Dates of Service: May 2013 - Present
Responsibilities: Ensures the company focus is on staying legally compliant and focused on protecting the shareholders.
- currently no compensation

Other business experience in the past three years:

Employer: SuperSprings International
Title: Director
Dates of Service: July 1996 - Present
Responsibilities: Founder and member of the board of directors

Other business experience in the past three years:
Employer: Exercise Technology Inc. Title: Director
Dates of Service: April 2011 - Present
Responsibilities: Member of the Board of Directors

Other business experience in the past three years:
Employer: Multisensory Technologies Inc. Title: Director
Dates of Service: January 2013 - Present
Responsibilities: Member of the Board

Name: James Manley
James Manley's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
Position: Chief Technology Officer
Dates of Service: May, 2013 - Present
Responsibilities: Hardware and software design and development. $180k/yearly - $133k cash - $47k deferred - Total of 2.8M stock options - 2,000,000 vested, 800,000 outstanding to vest

Position: Director
Dates of Service: February 2016- Present
Responsibilities: Board duties - currently no compensation

Other business experience in the past three years:
Employer: US Government [Classified]
Title: [Classified]
Dates of Service: November 2020 - Present
Responsibilities: [Classified]

Other business experience in the past three years:
Employer: Multisensory Technologies Inc.
Title: Director
Dates of Service: January 2013 - Present
Responsibilities: Member of Board of Directors

Name: Michael Hayes
Michael Hayes's current primary role is with Awake To Love Inc. Michael Hayes currently serves 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:
Position: Director and Special Committee member
Dates of Service: September 2021 - Present
Responsibilities: Protect the interests of the shareholders and ensure the company is legally compliant. - currently no
compensation

Other business experience in the past three years:
Employer: Awake To Love Inc.
Title: CEO
Dates of Service: October 2012 - Present
Responsibilities: Responsible for strategy/content and consulting for clients.

Other business experience in the past three years: Employer: SuperSprings International
Title: Director
Dates of Service: October 1998 - Present
Responsibilities: Member of the Board of Directors

Name: Jason Polete
Jason Polete's current primary role is with MDamerica. Jason Polete currently serves 1 hour per month in their role
with the Issuer.

Positions and offices currently held with the issuer:
Position: Director
Dates of Service: April 2022 - Present
Responsibilities: Protect the interests of the shareholders and ensure the company is legally compliant. Currently no
compensation.

Other business experience in the past three years:
Employer: MDamerica
Title: CEO
Dates of Service: May 2013 - Present
Responsibilities: Owner and chief executive officer

Name: Dr. Arjun C. Arugan
Dr. Arugan's current primary role is with Synergy Wellness Ventures PTY Ltd. Dr. Arugan currently serves 1 hour
per month in their role with the Issuer.

Positions and offices currently held with the issuer:
Position: Director
Dates of Service: May 2023 - Present
Responsibilities: Protect the interests of the shareholders and ensure the company is legally compliant. Provides expertise in strategic positioning for global market entry. Currently no compensation

Other business experience in the past three years:
Employer: Synergy Wellness Ventures PTY Ltd.
Title: Owner/CEO
Dates of Service: 2003 - Present
Responsibilities: Owner and chief executive officer

Name: Edwin Bravo
Edwin Bravo's current primary role is with Universal Logistics Holdings, Inc. Dr. Mr. Bravo currently serves 1-2 hours
per week in their role with the Issuer.

Positions and offices currently held with the issuer:
Position: Director and Special Committee member
Dates of Service: May 2025 - Present
Responsibilities: Protect the interests of the shareholders and ensure the company is legally compliant. Provides expertise in strategic financing. Currently no compensation

Other business experience in the past three years:
Employer: Inland Trailer S. De R.L De C.V. a
Title: Global Corporate Controller.
Dates of Service: October 2022 - Present

Other business experience in the past three years:
Employer: Conlan Tire Co.
Title: Global Corporate Controller
Dates of Service: Dec 2025 - June 2026

Name: Ron Riewold
Positions and offices currently held with the issuer:

Position: Fractional President
Dates of Service: May 2025 - Present
Responsibilities: Strategic financing. Currently no compensation.

Position: Director
Dates of Service: May 2025- Present
Responsibilities: Board duties - currently no compensation
Mr Riewold currently serves 3-4 hours per week in their role with the Issuer.

Ron Riewold's current primary role is with Clinic Resource Group Holdings LLC. where Mr. Bravo serves as Chief Executive Officer.

Other business experience in the past three years:
Employer: Dynamic Medical Distributors LLC
Position: Chief Executive Officer
Dates of Service: Jan 2020 - Present

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock
Stockholder Name: Catherine Lamberti
Amount and nature of Beneficial ownership: 9,920,000
Percent of class: 28.2

RELATED PARTY TRANSACTIONS

Name of Entity: Peter Lamberti
Relationship to Company: Brother of CEO
Nature/ amount of interest in the transaction: $137,171
Material Terms: Secured Convertible Note, 10% per annum interest, convertible to Class A Voting Common Stock, payable at December 31, 2028.

Name of Entity: Gerard Lamberti
Relationship to Company: Brother of CEO
Nature/ amount of interest in the transaction: $61,545
Material Terms: Secured Convertible Note, 10% per annum interest, convertible to Class A Voting Common Stock, payable at December 31, 2028.

Name of Entity: Leslie Brtek
Relationship to Company: Household of CEO
Nature/ amount of interest in the transaction: $168,648
Material Terms: Secured Convertible Note, 10% per annum interest, convertible to Class A Voting Common Stock, payable at December 31, 2028.

Name of Entity: Edwin Bravo
Relationship to Company: Director
Nature/ amount of interest in the transaction: $150,000
Material Terms: Secured Convertible Note, 10% per annum interest, convertible to Class A Voting Common Stock, payable at December 31, 2028.

Name of Entity: Catherine B Lamberti
Relationship to Company: CEO, Director, 20%+ Owner
Nature/ amount of interest in the transaction: $1,431,308
Material Terms: Secured Convertible Note, 10% per annum interest, convertible to Class A Voting Common Stock, payable at December 31, 2028.

Name of Entity: Catherine B Lamberti
Relationship to Company: CEO, Director, 20%+ Owner
Nature/ amount of interest in the transaction: $311,645
Material Terms: Unsecured Note, 10% per annum interest, payable on $5 million funding of the Company.

OUR SECURITIES

The Company has authorized Class A Voting Common Stock, Class B Nonvoting Common Stock, Preferred Stock, and Convertible Promissory Note.

Class A Voting Common Stock

Authorized: 80,000,000
Outstanding: 57,431,028
Voting Rights: 1 vote per share; straight voting; no cumulative voting and no special approval rights except as required by California law.

Material Rights: Non-cumulative dividend rights, payable when and if declared, and junior to preferred; liquidation rights in residual assets after creditors and preferred stock.

The total amount of outstanding common stock (on an undiluted basis) includes 57,431,028 shares issued and 7,178,996 shares to be issued pursuant to outstanding warrants.

The total amount outstanding also includes 15 million shares reserved for issuance under the company's Equity Incentive Plan, of which options for 7,537,711 are issued and vested, options for 2,929,000 are issued and unvested, and the balance is yet to be issued.

The total amount outstanding does not include securities to be acquired upon the exercise or exchange of other securities, and the exercise price or exchange value is not currently known or knowable.

Class B Nonvoting Common Stock

Authorized: 10,000,000
Outstanding: 117,732
Voting Rights: None except as required by California law.
Material Rights: Non-cumulative dividend rights, payable when and if declared, and junior to preferred; liquidation rights in residual assets after creditors and preferred stock.

Preferred Stock

The Company has authorized 10,000,000 shares of Preferred Stock, and the Board of Directors has designated 150,000 shares of Preferred Stock as Series A Preferred Stock.

Series A Preferred Stock

Authorized: 150,000
Outstanding: 4,970
Voting Rights: None except as required by California law
Material Rights: Liquidation value of $100 per share; dividends accrue and are accumulated from the date of issue of each share, whether or not declared by the Board and whether or not there are funds legally available for the payment of dividends, on an annual basis at the rate of 10% per annum on the sum of the Liquidation Value thereof plus all unpaid accrued and accumulated dividends thereon; convertible into Class A Voting Common Stock; liquidation rights in residual assets after creditors.

What it means to be a minority holder

As a minority holder of the company, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares of Class B Nonvoting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people will think it's a better option than competing products, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any shares of Class B Nonvoting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the exercise equipment industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class B Nonvoting Common Stock in the amount of up to $1,069,999.84 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Nonvoting Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Nonvoting Common Stock. In addition, if we need to raise more equity capital from the sale of Class B Nonvoting Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights
The Class B Nonvoting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority non-voting holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and you would get nothing. Even if we sell all the Class B Nonvoting

Common Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
SMARTfit Inc. was formed on May 16, 2013. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. SMARTfit Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and limited revenue. If you are investing in this company, it's because you think that SMARTfit is a good idea, that the team will be able to successfully market, and sell the products and services, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there can be no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Competitors and other third parties may infringe, misappropriate or otherwise violate our trademarks, copyrights, trade secrets or other intellectual property. Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property or otherwise defeat our intellectual property rights through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, marketing, training, installation, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for

these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As our business is in part based on the internet and cloud services, we may be vulnerable to hackers who may access the data of our users, customers, investors and the companies that utilize our products, and platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on our internet service provider could harm our reputation and materially negatively impact our financial condition and business.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.
We rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. Because we may collaborate with third parties for the development, manufacturing, and clinical evaluation of our products, we must, from time to time, share trade secrets with them. We seek to protect our proprietary technology by, among other things, entering into confidentiality agreements, consulting agreements, or other similar contracts with our employees, consultants, scientific advisers, researchers, and other contractors before disclosing proprietary confidential information. These contracts typically limit the rights of these parties to use or disclose our confidential information, including our trade secrets. However, the need to share trade secrets and other confidential information increases the risk that our trade secrets may become known by our competitors, may inadvertently be incorporated into the technology of others, or may be disclosed or used in violation of these agreements. We cannot guarantee that we will enter into such contracts with every person that may have or have had access to our confidential information or trade secrets.
Monitoring unauthorized use or disclosure is difficult, and we do not know whether what we have done to protect our trade secrets and proprietary technologies will be effective. If any of the employees, consultants, scientific advisers, researchers and other contractors who enter into these contracts do breach or violate the terms of any of these agreements, we may not have adequate remedies for such breach or violation, and we could lose our trade secrets as a result. Further, we preserve the confidentiality of our confidential information by maintaining the physical security of our premises and physical and electronic security of our information technology systems. Although we have confidence in our efforts, our security measures may be breached. Detecting the disclosure or misappropriation of confidential information and enforcing a claim that a person illegally disclosed or misappropriated confidential information is difficult, expensive and time-consuming, and the outcome is unpredictable. Moreover, if confidential information that is licensed or disclosed to us by our partners, collaborators, or others is inadvertently disclosed or is subject to a breach or violation, we may be exposed to liability to the owner of that confidential information.
On top of all that, our competitors may independently develop their own knowledge, methods and know-how equivalent to our trade secrets, in which case we would have no right to prevent them, or those to whom they disclose the information, from using it to compete with us. Furthermore, competitors could purchase our

products and replicate or reverse engineer some or all of the competitive advantages from our technologies on which we do not have patent or copyright protection. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate the information, from using that information to compete with us. A competitor's discovery of our trade secrets or any unauthorized use or disclosure could have an adverse effect on our business, financial condition, results of operations, and prospects.

Tariffs on the import of components needed to manufacture our products can have an adverse effect on our gross margins, generation of future revenue, financial condition, and operating results.
International supply chains have been and may continue to be impacted by events outside of our control, limiting our ability to procure timely delivery of components or other supplies needed to manufacture our products. Importing and exporting has involved more risk, since 2016, with increasingly heated rhetoric, in some cases coupled with legislative or executive action, from several U.S. and foreign leaders, including with respect to tariffs against foreign imports of certain materials. Several of the components that go into the manufacturing of our products are sourced internationally, including from China, where the United States has imposed tariffs on specified products imported from there. These issues could be further exacerbated by the continuation of the COVID-19 pandemic. We have seen, and may continue to see, increased congestion and/or new import/export restrictions implemented at ports that we rely on to deliver components needed to manufacture our products. In some cases, we have had to secure alternative transportation, such as air freight, or use alternative routes, at increased costs to run our supply chain. These tariffs have an impact on our component costs and have the potential to have an even greater impact depending on the outcome of current trade negotiations, especially increases in U.S. tariff rates on specified products from China. Further increases in our component costs could have a material effect on our gross margins. Tariffs causing the loss of a significant supplier, an increase in component costs, or delays or disruptions in the delivery of components, could adversely impact our ability to generate future revenue and earnings and have an adverse effect on our business, financial condition, and operating results.

We may be subject to product liability claims which could harm our financial condition and operating results.
The sale of our products exposes us to potential product liability claims. Customers and end users may sue us if any of our products sold to them fail to perform properly or injure the user. Furthermore, liability claims, whether or not valid or successfully prosecuted, could require us to spend significant time and money on defending our brand and our products. As such, any product liability claim likely would harm our reputation in the industry and the market, and our ability to develop and market our products in the future would be adversely affected.
In order to mitigate the potential risk of liability claims the Company carries liability insurance for claims up to an amount of $2,000,000. Our liability insurance provides coverage for bodily injury or property damage related to our products. The prescribed limits include coverage for legal expense to defend the suits brought against the Company.

Increases in component costs, long lead times, supply shortages, and supply changes have disrupted our supply chain and may continue to do so, which can have an adverse effect on our business, financial condition, and operating results.

Our ability to support our customers depends in part on our ability to obtain timely and adequate delivery of components to manufacture our SMARTfit products. The components that go into the manufacture of our products are sourced from a limited number of third-party suppliers, and some of these components are provided by a single supplier. We are therefore subject to the risks both of shortages and cost increases. Our ability to meet demand for our products has already been, and may in the future be, impacted by our reliance on the availability of components from these suppliers and their suppliers. We have already experienced component shortages and price increases, and we have raised the price of our products in turn. The availability of these components and the stability of their pricing cannot be assured. Any further interruption or delay in the supply of any of these components, or the inability to obtain these components from alternate sources at acceptable prices and within a reasonable amount of time, could harm our ability to meet our scheduled product deliveries to our customers and future orders. Any of these circumstances, or a combination of them, could have an adverse effect on our business, financial condition, and operating results.

Actual or potential public health emergencies, epidemics, or pandemics (such as the current COVID-19 pandemic) could have a material adverse effect on our business, cash flow from operations, or financial condition.

The future impact of actual or anticipated epidemics, pandemics, or other public health emergencies on the Company, our suppliers, distributors, dealers, and customers could be widespread and substantial, depending on the nature of the emergency, governmental response, public reaction, and other factors. The impact of the current COVID-19 pandemic has included sickness, quarantines, cancellation of travel and events, business shutdowns, reduction in economic activity, unemployment, and supply chain disruption. These factors have had considerable adverse impacts on global economies and financial markets, and also to our supply chain and customer base.

During the COVID-19 pandemic, our sales decreased slightly in 2020 compared to 2019. The continuing pandemic could result in future significant uncertainty regarding the sales of our products. Our sales could be adversely affected by, among other things, the temporary inability of our customers to purchase our products due to illness, quarantine, or travel restrictions; dealer, distributor, or customer closures caused by illness or by government restrictions; changes in interest or demand for our products; and fewer options for marketing and sales of products or other restrictions in connection with the public health emergency. If such events occur over a prolonged period, they could increase our costs and the difficulty of operating our business, including accurately planning and executing our operations or maintaining inventory levels, which may adversely impact our financial performance.

The global financial and credit markets have experienced, and may continue to experience, disruption, uncertainty, and volatility as a result of COVID-19. Our access to capital resources and liquidity could be adversely impacted by such disruption, uncertainty, or volatility, including difficulty in obtaining credit or being able to obtain credit only on less favorable terms. The COVID-19 pandemic may continue to impact our operations, and the impact could be material. The continuing impact on our business operations could include,

but are not limited to, significant numbers of employees falling ill with COVID-19 or its variants; closures necessitated by state and local "shelter-in-place" orders, safety precautions, employee illness, or self-quarantine measures; decrease in our operations' effectiveness as our employees work from home or as a result of new workplace safety measures; unavailability of key personnel necessary to conduct our business activities; and supply chain or sales/distribution interruptions and limitations. We rely in large part on dealers and distributors for sales and marketing of our products, and adverse impacts on their businesses or financial condition could adversely affect our operations including lower sales, delayed payment, interruptions to customer service, and increased credit risk.

Our own efforts to manage, mitigate, and remedy these adverse consequences may be unsuccessful because the eventual effect of the COVID-19 pandemic depends on many aspects beyond our knowledge or control, including the severity and duration of the pandemic, actions taken by government authorities for the public safety, long-term economic recovery, and subsequent customer response.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

SMARTfit Inc.

By /s/ Catherine B. Lamberti

Title: Chief Executive Officer and Director

By /s/ *Catherine B. Lamberti*

Name: Catherine B. Lamberti
Title: Chief Executive Officer and Director

By /s/ *Catherine B. Lamberti*

Name: Catherine B. Lamberti
Title: Chief Financial Officer

Exhibit A

FINANCIAL STATEMENTS

SMARTFIT, INC.

Audited Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
SMARTfit, Inc.
Ventura, California

Opinion

We have audited the financial statements of SMARTfit, Inc. (the "Company") which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended December 31, 2025 and 2024, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended December 31, 2025 and 2024 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 17 to the financial statements, the Company has incurred recurring losses from operations, experienced negative cash flows from operating activities, and had an accumulated deficit of approximately $17,532,841 as of December 31, 2025. These conditions and events raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of these conditions and events and its plans to address them, including raising additional capital through equity and debt financings, negotiating extensions or conversions of existing convertible notes, pursuing strategic partnerships or licensing arrangements, and reducing operating expenditures, where possible, are also described in Note 17. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

August 19, 2026
Calabasas, California

SMARTFIT INC.

BALANCE SHEETS

As of December 31,	2025	2024
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash	$ 3,513	$ 52,147
Accounts receivable, net	42,340	61,280
Inventory	244,045	222,126
Prepaids and other current assets	41,917	20,906
Total current assets	**331,815**	**356,459**
Property and equipment, net	36,816	61,309
Right-of-use asset	254,155	355,688
Intangible assets	10,854	21,708
Security deposit	9,426	9,426
Total assets	**$ 643,066**	**$ 804,590**
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities:		
Accounts payable	$ 471,586	$ 259,951
Credit cards	112,798	116,268
Current portion of loans and notes	373,554	1,516,924
Current portion of convertible notes	-	272,864
Factoring	-	25,608
Line of credit	27,249	33,140
Lease liability, current portion	109,346	99,047
Deferred revenue	282,453	159,269
Other current liabilities	903,379	659,230
Total current liabilities	**2,280,365**	**3,142,301**
Loans and promissory notes, net of current portion	338,000	814,952
Lease liability, net of current portion	151,603	260,669
Convertible note, net of current portion	3,091,172	898,936
Accrued interest on loans and notes	364,995	543,413
Accrued Royalties	76,036	87,996
Total liabilities	**6,302,171**	**5,748,267**
STOCKHOLDERS' DEFICIT		
Common stock - class A	1,913,382	1,913,382
Common stock - class B	127,207	127,207
Preferred stock - series A	497,006	497,006
Additional paid in capital	9,336,141	7,668,896
Accumulated deficit	(17,532,841)	(15,150,168)
Total stockholders' deficit	**(5,659,105)**	**(4,943,677)**
Total liabilities and stockholders' deficit	**$ 643,066**	**$ 804,590**

See accompanying notes to financial statements.

SMARTFIT INC.
STATEMENTS OF OPERATIONS

For the Year Ended December 31,	2025	2024
(USD $ in Dollars)		
Net revenue	$ 830,885	$ 657,438
Cost of goods sold	386,396	197,143
Gross profit	**444,489**	**460,295**
Operating expenses		
General and administrative	1,346,358	910,513
Research and development	647,385	644,756
Selling and marketing	292,369	264,950
Total operating expenses	**2,286,112**	**1,820,219**
Net operating loss	**(1,841,623)**	**(1,359,924)**
Interest expense	550,890	251,432
Other (income)/loss	(9,840)	11,007
Loss before provision for income taxes	**(2,382,673)**	**(1,622,363)**
Provision/(benefit) for income taxes	-	-
Net loss	**$ (2,382,673)**	**$ (1,622,363)**

See accompanying notes to financial statements.

SMARTFIT INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

	Common stock - Class A		Common stock - Class B		Preferred stock - Series A		Additional paid In	Accumulated	Total Stockholders'
(USD $ in Dollars)	Shares	Amount	Shares	Amount	Shares	Amount	capital	deficit	deficit
Balance—January 1, 2024	**35,202,890**	**$ 1,878,983**	**129,799**	**$ 127,207**	**4,970**	**$ 497,006**	**$ 7,441,951**	**$ (13,527,805)**	**$ (3,582,658)**
Issuance of stock	49,142	34,399	-	-	-	-	-	-	34,399
Share-based compensation	-	-	-	-	-	-	226,945	-	226,945
Net loss	-	-	-	-	-	-	-	(1,622,363)	(1,622,363)
Balance—December 31, 2024	**35,252,032**	**$ 1,913,382**	**129,799**	**$ 127,207**	**4,970**	**$ 497,006**	**$ 7,668,896**	**$ (15,150,168)**	**$ (4,943,677)**
Warrants issued in connection with debt refinancing	-	-	-	-	-	-	1,069,015	-	1,069,015
Share-based compensation	-	-	-	-	-	-	598,230	-	598,230
Net loss	-	-	-	-	-	-	-	(2,382,673)	(2,382,673)
Balance—December 31, 2025	**35,252,032**	**$ 1,913,382**	**129,799**	**$ 127,207**	**4,970**	**$ 497,006**	**$ 9,336,141**	**$ (17,532,841)**	**$ (5,659,105)**

See accompanying notes to financial statements.

SMARTFIT INC.
STATEMENTS OF CASH FLOWS

For the Year Ended December 31,	2025	2024
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net loss	$ (2,382,673)	$ (1,622,363)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation of property	32,085	28,047
Amortization of intangible assets	10,854	15,531
Share-based compensation	598,230	226,945
Debt discount amortization	148,943	-
Non-cash lease expense	2,767	6,503
Accrued interest on loans and notes	(31,064)	185,522
Changes in operating assets and liabilities:		
Accounts receivable, net	18,940	(49,429)
Inventory	(21,919)	48,978
Prepaids and other current assets	(21,011)	47,570
Accounts payable	211,635	54,873
Deferred revenue	123,184	98,452
Credit cards	(3,470)	32,144
Other current liabilities	244,148	173,705
Accrued royalties	(11,960)	(20,540)
Net cash used in operating activities	**(1,081,313)**	**(774,062)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(7,592)	(5,906)
Net cash used in investing activities	**(7,592)**	**(5,906)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from issuance of stock	-	34,399
Factoring	(25,608)	25,608
Line of credit	(5,891)	(6,214)
Borrowing on promissory notes and loans	351,554	649,459
Borrowing on convertible notes	720,215	-
Net cash provided by financing activities	**1,040,270**	**703,252**
Change in cash	**(48,634)**	**(76,716)**
Cash—beginning of the year	52,147	128,863
Cash—end of the year	**$ 3,513**	**$ 52,147**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 433,012	$ 65,910
Cash paid during the year for income taxes	$ -	-
OTHER NON CASH FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Debt refinancing through consolidation and rollover of loans and notes payable	$ 2,370,957	-
Issuance of warrants in connection with debt financing arrangements	$ 1,069,015	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

SMARTfit Inc. (the "Company") was incorporated on May 16, 2013, in the state of California as Multisensory Fitness Inc. On October 7, 2016, Multisensory Fitness, Inc. changed its name to SMARTfit Inc. The Company's headquarters are located in Camarillo, California.

SMARTfit Inc. specializes in innovative, data-driven fitness and rehabilitation solutions designed to enhance cognitive and physical performance. The Company offers interactive training systems that integrate motion-tracking technology, gamification, and real-time analytics to improve cognitive function, motor coordination, reaction time, and overall well-being. Its solutions are used in healthcare, sports training, and wellness programs to optimize rehabilitation and performance outcomes.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Correction of Prior-Period Errors

The Company evaluates identified errors in previously issued financial statements in accordance with ASC 250 and applicable materiality guidance. Immaterial errors may be corrected in the period identified when such correction does not materially misstate current-period financial statements.

During 2025, the Company identified certain immaterial prior-period errors related to intangible assets, share-based compensation, warrants issued in prior stock financing transactions, and the presentation of no-par value common and preferred stock. See Note 14 – Correction of Prior-Period Errors.

Cash

Cash includes all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2025 and 2024, the Company's cash did not exceed FDIC insured limits.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consists of uncollateralized receivables from customers primarily located throughout the United States of America.

Accounts Receivable

Accounts receivable is carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

The Company applies the guidance in ASC 326, Financial Instruments—Credit Losses, to estimate expected credit losses over the life of its receivables. The Company's customers are primarily direct consumers who typically pay at the time of purchase.

As of December 31, 2025 and 2024, the Company determined that an allowance for expected credit losses was not necessary.

Inventories

Inventories consist primarily of finished goods, component parts, and materials used in manufacturing products and are stated at the lower of cost or net realizable value. Cost is determined using the weighted-average cost method.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against expense as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Molds and Tooling	5-7 years
Camera Equipment	5-7 years
Computers	5-7 years
Demo Units	5-7 years
Vehicles	5-7 years
Office Furniture	5-7 years

Intangible Assets

The Company accounts for intangible assets in accordance with ASC 350, Intangibles-Goodwill and Other. The Company's intangible assets consist of acquired SMARTfit technology and intellectual property.

The Company entered into a technology purchase agreement effective January 1, 2017 to acquire SMARTfit technology. Under the agreement, the Company is required to pay a contingent purchase consideration of $130 per Main Controlling Unit (CCU) on the first 1,250 CCUs sold or leased and $100 per CCU thereafter through December 31, 2026, or until aggregate payments of $20,000,000 have been made. The technology acquisition was capitalized as an intangible asset and was amortized over its estimated useful life.

Finite-lived intangible assets are evaluated for impairment in accordance with ASC 360, Property, Plant, and Equipment, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such indicators are present, the Company assesses recoverability based on estimated undiscounted future cash flows. If the carrying amount exceeds those cash flows, an impairment loss is recognized to the extent the carrying amount exceeds the asset's fair value.

Management considered relevant facts and circumstances, including the Company's operating losses, negative operating cash flows, and going concern considerations, in evaluating its long-lived assets for impairment. Based on management's assessment, no impairment loss was recognized for the years ended December 31, 2025 and 2024.

Convertible Notes

The Company accounts for convertible notes in accordance with ASC 470 – Debt and evaluates embedded features in accordance with ASC 815 – Derivatives and Hedging.

Convertible notes are initially recorded as liabilities at the proceeds received, net of any issuance costs. The Company evaluates the terms of its convertible instruments to determine whether any embedded features require separate accounting as derivatives under ASC 815. If no such features require separate accounting, the convertible notes are accounted for as a single liability.

The Company adopted ASU 2020-06, which simplifies the accounting for convertible instruments by eliminating certain separation models and reducing the number of embedded features that require bifurcation.

Promissory Notes and Term Loans

Promissory notes and term loans are initially recognized at the principal amount received, net of any debt issuance costs. Interest expense is recognized using the effective interest method. The Company evaluates debt for modifications or extinguishments and derecognizes the liability when legally released from the obligation.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when revenue is to be recognized from contracts with customers, the Company performs the following five-step model under ASC 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company generates revenue primarily from the sale of SMARTfit training systems, annual software licenses, accessories, components, and related products.

Revenue from product sales, including SMARTfit training systems, accessories, components, and related products, is recognized at a point in time when control of the products transfers to the customer, which generally occurs upon shipment, based on the applicable shipping terms.

Revenue from software licenses is recognized over the applicable license term as the related performance obligation is satisfied.

When an arrangement includes both products and software licenses, the Company accounts for each distinct performance obligation separately and allocates the transaction price based on relative standalone selling prices, when applicable.

Payments received before satisfying the performance obligation are recorded as deferred revenue and recognized as revenue when the related performance obligations are satisfied.

Cost of Sales

Cost of sale consists of inventory costs, freight-in, manufacturing costs, packaging materials, direct labor, and other costs directly attributable to products sold.

Research and Development Expenses

The Company incurs research and development (“R&D”) expenses in the normal course of operations.

Research and development costs consist primarily of engineering payroll, consulting services, testing materials, software development, test components, and other costs directly related to product development activities.

Research and development costs are expensed as incurred and are included in research and development expense in the accompanying statements of operations.

General and Administrative Expenses

The Company incurs general and administrative ("G&A") expenses in the normal course of operations.

General and administrative expenses consist primarily of corporate and administrative payroll, investor relations and fundraising activities, professional fees (legal, accounting, and consulting), share-based compensation related to administrative personnel and services, insurance, office expenses, and other general corporate overhead.

General and administrative expenses are recognized as incurred and are included in general and administrative expense in the accompanying statements of operations.

General and administrative expenses for the year ended December 31, 2025 include financing-related costs recognized in connection with the Company's debt consolidation and refinancing transactions.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized.

The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Leases

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Lease expense for minimum lease payments is recognized on straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Share-Based Compensation

The Company accounts for share-based compensation to both employees and non-employees in accordance with ASC 718, Share-Based Compensation. Under the fair value recognition provisions of ASC 718, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of options and warrants.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.
Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.
Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising and Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025 and 2024 amounted to $292,369 and $264,950, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 19, 2026, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2025	2024
Prepaid expenses	$ 4,678	$ 5,137
Deposits on purchase orders	37,239	15,769
Total Prepaids and other current assets	**$ 41,917**	**$ 20,906**

Other current liabilities consist of the following:

As of December 31,	2025	2024
Customers deposit	$ 78,863	$ 31,086
Accrued payable	153,378	121,251
Tax payable	1,026	5,601
Payroll payable	447,033	323,037
SMARTfit active license fees	65,400	54,000
MTI actual accrual since 2018	157,679	124,255
Total Other current liabilities	**$ 903,379**	**$ 659,230**

4. INVENTORY

Inventory consists of the following:

As of December 31,	2025	2024
Finished goods	$ 21,058	$ 67,210
Computer parts	218,139	151,211
Third party products	4,848	3,705
Total Inventory	**$ 244,045**	**$ 222,126**

5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2025	2024
Molds and tooling	$ 95,178	$ 86,678
Camera equipment	2,687	2,687
Computers	5,490	5,490
Demo units	25,463	26,371
Vehicles	13,515	13,515
Office furniture	9,055	9,055
Property and equipment, at cost	**151,388**	**143,796**
Accumulated depreciation	(114,572)	(82,487)
Property and equipment, net	**$ 36,816**	**$ 61,309**

Depreciation expense for property and equipment for the years ended December 31, 2025 and 2024 were in the amounts of $32,085 and $28,047, respectively

6. INTANGIBLE ASSETS (REVISED)

The Company has utilized technology from a related party since June 1, 2013, under a licensing agreement. The Company entered into a technology purchase agreement, effective January 1, 2017, to purchase the technology. The purchase agreement requires the Company to pay a fixed fee of $130 per main controlling unit (CCU) on the first 1,250 CCUs sold or leased, and $100 per CCU thereafter through December 31, 2026, or until an aggregate $20,000,000 has been paid.

As part of the technology acquisition, the Company recognized the contingent consideration at the fair value of the expected payments, which were based on projected unit sales. The royalty liability was recorded at the net present value of the future payments, a 12% weighted average cost of capital. The technology acquisition was capitalized at the net present value of the contingent consideration management expects to pay under the agreement.

During 2025, the Company identified that the Company's finite-lived intangible asset had not been amortized in accordance with its estimated useful life in prior periods. See Note 14 – Correction of Prior-Period Errors.

Amortization expense for the years ended December 31, 2025 and 2024 was $10,854 and $15,531, respectively.

The Company's technology intangible asset is amortized on a straight-line basis over its estimated useful life of ten years.

As of December 31, 2025 and 2024, intangible assets consist of:

As of December 31,	2025	2024 (Revised)
SmartFit technology acquired	108,536	108,536
R & D - underwriters laboratories	23,388	23,388
Intangible assets, at cost	**131,924**	**131,924**
Accumulated amortization	(121,070)	(110,216)
Intangible assets, net	**$ 10,854**	**$ 21,708**

7. LEASES

The Company has one operating lease for business premises. The Company's leases have terms maturing through 2028. Monthly payments range from $9,931 to $10,536 and contain escalation clauses. Rent expense is recorded on a straight-line basis over the lease term.

The weighted average remaining lease term for operating leases as of December 31, 2025 and 2024 was 2.17 years and 3.25 years, respectively. The weighted average discount rate for operating leases as of December 31, 2025 and 2024 was 6.5% and 6.5%, respectively.

Operating lease expense for the years ended December 31, 2025 and 2024 was $121,362 and $121,362, respectively.

Operating lease right-of-use assets were $254,155 and $355,688 as of December 31, 2025 and 2024, respectively.

Operating lease liabilities were $260,949 and $359,715 as of December 31, 2025 and 2024, respectively.

Future minimum lease payments under non-cancellable operating leases as of December 31, 2025 are as follows:

As of December 31,	2025
2026	$ 122,152
2027	125,817
2028	31,608
Thereafter	-
Present value discount	(18,628)
Total	**$ 260,949**

8. LINE OF CREDIT

During fiscal year 2023, the Company entered into a Line of Credit agreement with Bank of America. The credit facility is $50,000. The interest rate is 15% per annum. The total outstanding balance as of December 31, 2025 and 2024, was $27,249 and $33,140, respectively. The entire balance is classified as current liability.

9. FACTORING

On October 18, 2024, the Company entered into a factoring arrangement related to a customer order of $65,000. The factor fee is calculated at 1% per month, and the amount financed was $25,000. The total outstanding balance as of December 31, 2025 and 2024, was $0 and $25,608, respectively.

10. DEBT

Promissory Notes and Term Loans

The Company had outstanding promissory notes and term loans with varying maturities. Details of promissory notes and loan outstanding are as follows:

					As of December 31, 2025			As of December 31, 2024		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Non-Related Party Debt										
Economic Injury Disaster Loan	$ 360,000	3.75%	mid-2020	mid-2050	$ 12,000	$ 338,000	$ 350,000	$ 12,000	$ 348,000	$ 360,000
Term Loan - Mile 13 LLC	40,000	5.00%	12/31/2020	no set	-	-	-	40,000	-	40,000
Note Payable - Tamara Boucar	13,980	8.00%	02/29/2020	no set	-	-	-	13,980	-	13,980
Note Payable - Dave Moitis	38,244	8.00%	1/1/2015	no set	-	-	-	38,244	-	38,244
2-yr unsec P/N - P. Lamberti	124,807	6.00%	12/31/2020	no set	-	-	-	108,021	-	108,021
2024 Prom Note - Connie Stomper	138,619	8.00%	1/1/2024	1/1/2026	-	-	-	138,619	-	138,619
Related Party Debt										
Term Loan - SMARTfit Active LLC	189,226	4.50%	12/16/2020	no set	-	-	-	189,226	-	189,226
2023 Prom Note - Cathi Lambert	518,166	6.00%	12/31/2023	03/30/2024	-	-	-	513,172	-	513,172
2023 Prom Note - Leslie Brtek	95,800	6.00%	12/31/2023	03/30/2024	-	-	-	99,126	-	99,126
2023 Prom Note - Jack Reed	125,000	6.00%	12/31/2023	03/30/2024	-	-	-	127,675	-	127,675
2023 Prom Note - Michael Hayes	67,025	6.00%	12/31/2023	12/31/2024	-	-	-	67,025	-	67,025
2023 Prom Note - Gerry Lambert	10,000	6.00%	12/31/2023	12/31/2025	-	-	-	10,000	-	10,000
2024 Prom Note - Cathi Lambert	300,000	6.00%	12/31/2024	12/31/2026	-	-	-	-	300,000	300,000
2024 Prom Note - Jack Reed	162,000	6.00%	12/31/2024	12/31/2026	-	-	-	-	166,952	166,952
Line of Credit - C. Lamberti	159,836	6.00%	2024	no set	-	-	-	159,836	-	159,836
Bridge Loan 2025 - Blanchard	56,373	1.00%	8/27/2025	12/31/2025	56,373		56,373	-	-	-
Bridge Loan 2025 - C. Lamberti	305,181	6.00%	7/1/2025	12/31/2025	305,181		305,181	-	-	-
Total					**$ 373,554**	**$ 338,000**	**$ 711,554**	**$ 1,516,924**	**$ 814,952**	**$ 2,331,876**

Convertible Notes

The Company had outstanding convertible promissory notes with varying maturities. Details of convertible notes outstanding are as follows:

					As of December 2025			As of December 2024		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Non-Related Party Debt										
2023 Convertible Notes (various lenders)	$ 852,291	10.00%	Fiscal Year 2023	12/31/2026	$ -	$ -	$ -	$ -	$ 852,291	$ 852,291
2020 Convertible Notes (various lenders)	$ 272,864	10.00%	Fiscal Year 2020	12/31/2023	-	-	-	272,864	-	272,864
2025 New Sec/Conv N/P	$ 97,000	10.00%	Fiscal Year 2025	12/31/2028	-	97,000	97,000	-	-	-
2025 Sec. Conv. N/P Rollover	$ 890,275	10.00%	Fiscal Year 2025	07/01/2029	-	890,275	890,275	-	-	-
Related Party Debt										
2023 Convertible Notes (various lenders)	$ 46,645	10.00%	Fiscal Year 2023	12/31/2026	-	-	-	-	46,645	46,645
2025 New Sec/Conv N/P	$ 100,000	10.00%	Fiscal Year 2025	12/31/2028	-	100,000	100,000	-	-	-
2025 Sec. Conv. N/P Rollover	$2,003,897	10.00%	Fiscal Year 2025	07/01/2029		2,003,897	2,003,897	-	-	-
Total					**$ -**	**$ 3,091,172**	**$ 3,091,172**	**$ 272,864**	**$ 898,936**	**$ 1,171,800**

The convertible promissory notes meet the variable-share obligations requirements for classification under ASC 480 and as a result are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

Key Terms of Convertible Notes

The Company's outstanding convertible notes as of December 31, 2025 and 2024 generally include the following terms:

- Interest rate: 10% per annum
- Maturity: Typically, between 12 and 48 months from issuance

Conversion feature:

The Company's convertible notes include conversion features, which generally provide that:

- The holder may elect to convert all or a portion of the outstanding principal and accrued interest into shares of the Company's Class A Voting Common Stock after one year from issuance or upon notice of prepayment.
- The conversion price is generally equal to 70% of the price per share implied by the Company's next bona fide equity financing, subject to a maximum pre-money valuation of $75 million.
- The conversion price is subject to customary anti-dilution adjustments for stock dividends, stock splits, recapitalizations, reorganizations, mergers, and certain issuances of additional Common Stock.
- If holders representing at least 51% of the outstanding principal balance elect to convert their notes, the Company may require the remaining outstanding notes to be converted into Common Stock.

Classification Considerations

The Company evaluated the embedded conversion features of its convertible notes under applicable accounting guidance and concluded that the conversion features do not require separate accounting as derivatives and the instruments are appropriately classified as liabilities.

In connection with the 2025 debt refinancing, the Company granted 6,648,996 warrants to purchase Class A Voting Common Stock with an exercise price of $0.90 per share. The grant-date fair value of the warrants issued in connection with the debt refinancing was $1,069,015 and was determined using the Black-Scholes option-pricing model.

11. EQUITY AND CAPITALIZATION (REVISED)

Common Stock

The Company is authorized to issue 90,000,000 shares of no-par value common stock, consisting of 80,000,000 shares of Class A Voting Common Stock and 10,000,000 shares of Class B Non-Voting Common Stock. Each Class A share is entitled to one vote on matters submitted to shareholders. Class B shares have no voting rights except as required by law, otherwise, the two classes have identical rights and privileges.

As of December 31, 2025 and 2024, 35,252,032 shares of Class A Voting Common Stock, and 129,799 shares of Class B Non-Voting Common Stock were issued and outstanding.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of no-par value preferred stock in one or more series, of which 150,000 shares have been designated as Series A Preferred Stock. As of December 31, 2025 and 2024, 4,970 shares of Preferred Stock were issued and outstanding.

The Series A shares generally have no voting rights, except as required by law or for matters that would materially adversely affect their rights and preferences.

During 2025, the Company revised the presentation of its common and preferred stock to reflect the no-par value designation under the amended Articles of Incorporation. See Note 14 – Correction of Prior-Period Errors.

12. SHARE-BASED COMPENSATION AND WARRANTS (REVISED)

Share-based Compensation

In 2017, the Company adopted the SMARTfit 2017 Incentive Stock Plan (which may be referred to as the "Plan"), which authorizes grants of incentive and non-statutory stock options, stock awards, and restricted stock purchase offers to eligible employees, directors, officers, and consultants. The Plan provides for the issuance of up to 15,000,000 shares of common stock, subject to adjustment and the recycling of shares associated with certain expired, terminated, or repurchased awards. Options generally vest over periods determined by the Board and expire no later than ten years from the grant date. Exercise prices are established in accordance with the Plan and vary based on the type of option and the recipient's ownership interest.

Stock Options

The Company has granted stock options to employees and executives under various award agreements. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of December 31,	2025	2024
Expected life (years)	4	6
Risk-free interest rate	3.73%	2.50%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of the Company's common stock using an independent third-party valuation. The valuation applied the replacement cost method under the cost approach to estimate total equity value, allocated the equity value among the Company's equity classes using an option pricing method, and applied a discount for lack of marketability. Forfeitures are recognized as they occur.

A summary of the Company's stock options activity during the year and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2023	**10,223,384**	**$ 0.28**	**2.76**
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	(40,000)	-	-
Outstanding at December 31, 2024	**10,183,384**	**$ 0.28**	**1.76**
Exercisable Options at December 31, 2024	**10,099,384**	**$ 0.28**	**1.76**
Granted	4,825,000	-	-
Exercised	-	-	-
Expired/Cancelled	(4,541,673)	-	-
Outstanding at December 31, 2025	**10,466,711**	**$ 0.36**	**1.92**
Exercisable Options at December 31, 2025	**7,537,711**	**$ 0.33**	**1.92**

The Company recognizes compensation expense for share-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period.

During the year ended December 31, 2025 and 2024, the Company recognized share-based compensation expense of $598,229 and $226,945, respectively.

During 2025, the Company modified certain outstanding stock option awards by cancelling the options and issuing replacement warrants. The modification resulted primarily in a reclassification of $478,122 within additional paid-in capital from stock options to warrants. During the years ended December 31, 2025 and 2024, the Company recognized share-based compensation expense of $598,230 and $226,945, respectively.

During 2025, the Company identified that stock option awards had not been properly recognized in prior periods. See Note 14 - Correction of Prior-Period Errors.

Warrants

A summary of the Company's warrants activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2023	**940,500**	**0.18**	**1.20**
Granted	-	-	-
Forfeited	(335,500)	-	-
Outstanding at December 31, 2024	**605,000**	**0.18**	**0.20**
Granted	6,648,996	-	-
Forfeited	(75,000)	-	-
Outstanding at December 31, 2025	**7,178,996**	**0.21**	**3.04**

During the year ended December 31, 2025, the Company issued 6,648,996 warrants as additional consideration in connection with the debt refinancing and consolidation of certain outstanding promissory notes and convertible notes.

The warrants have an exercise price of $0.90 per share and were valued on the grant date using the Black-Scholes option pricing model. The aggregate grant-date fair value of the warrants was $1,069,015, which was recognized as additional paid-in capital. The issuance of the warrants was a noncash financing transaction and did not result in any cash proceeds to the Company. The warrants were evaluated under ASC 480 and ASC 815-40 and were classified within stockholders' equity. The fair value of the warrants was recorded as additional paid-in capital with a corresponding debt discount on the related secured convertible notes.

As of December 31, 2025, the remaining unamortized debt discount was $920,072. Debt discount amortization recognized as interest expense for the year ended December 31, 2025 was $148,943.

During 2025, the Company identified that warrant awards had not been properly recognized in prior periods. See Note 14 - Correction of Prior-Period Errors.

13. INCOME TAXES

The provision for income taxes for the years ended December 31, 2025 and 2024 consists of the following:

For the Year Ended December 31,	**2025**	**2024**
Net operating loss	$ (710,990)	$ (484,113)
Valuation allowance	710,990	484,113
Net provision for income tax	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities on December 31, 2025 and 2024 are as follows:

As of December 31,	**2025**	**2024**
Net operating loss	$ (1,852,735)	$ (1,141,745)
Valuation allowance	1,852,735	1,141,745
Total Deferred tax asset	**$ -**	**$ -**

On December 31, 2025, the Company had federal cumulative net operating loss ("NOL") carryforwards of approximately $6,208,896. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2025, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expenses. As of December 31, 2025, the Company had no accrued interest and penalties related to uncertain tax positions.

14. CORRECTION OF PRIOR-PERIOD ERRORS

During 2025, the Company identified certain prior-period errors related to (i) the amortization of its finite-lived technology intangible asset, (ii) the valuation and recognition of stock-based compensation for stock options, (iii) the accounting for warrants issued in prior stock financing transactions, and (iv) the presentation of no-par value common and preferred stock.

The technology intangible asset was not consistently amortized over its estimated useful life. The stock option correction related to the use of supportable valuation assumptions, including the common stock value / 409A input and expected term. The warrant correction related to warrants issued with stock financing transactions that were previously accounted for as compensation awards, as well as the related allocation of proceeds between common stock and warrants. The no-par value stock correction related to the presentation of historical stock issuance amounts within equity based on the amended Articles of Incorporation.

Management evaluated the impact of these errors, individually and in the aggregate, and concluded that the errors were not material to the previously issued financial statements. Accordingly, the corrections were recorded in the current comparative financial statements through adjustments to opening accumulated deficit and/or the related equity accounts, as appropriate. The prior-period financial statements are not labeled as restated.

The corrections did not have a material impact on the Company's results of operations or cash flows for the year ended December 31, 2025.

15. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company’s operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company’s operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025 and 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations.

16. RELATED PARTY TRANSACTIONS

On December 31, 2023, the Company entered into a promissory note agreement with Founder and CEO, Cathi Lamberti, for $518,166. The note bears an interest rate of 6% per annum, with a maturity date of March 30, 2024. As of December 31, 2025, and December 31, 2024, the outstanding balance of the note, including accrued interest, is $0 and $544,203, respectively.

On December 31, 2024, the Company entered into a separate promissory note agreement with Cathi Lamberti for $300,000. This note also bears an interest rate of 6% per annum, with a maturity date of March 30, 2026. As of December 31, 2025, and December 31, 2024, the outstanding balance of the note, including accrued interest, is $0 and $300,000, respectively.

Additionally, in 2024, the Company entered into a line of credit for $159,836, bearing an interest rate of 6% per annum. The line does not have a set maturity date.

During the past period, the Company entered into several loan agreements with other shareholders (excluding the founders). As of December 31, 2025 and 2024, the outstanding balances of these promissory notes and loans were $0 and $998,868, respectively.

During the prior periods, the Company entered into convertible promissory notes with their shareholders and other related parties. As of December 31, 2025 and 2024, the outstanding balance of Convertible Notes was $0 and $1,171,800, respectively.

SMARTfit Active LLC is the lender of up to $191,000 to SMARTfit Inc. Cathi Lamberti and SMARTfit Inc. are members of SMARTfit Active LLC. As of December 31, 2025 and 2024, the outstanding balance of the loan is $0 and $189,226, respectively.

On July 1, 2025, the Company completed a debt consolidation and refinancing transaction involving substantially all outstanding promissory notes, convertible notes, and other financing arrangements with shareholders and other related parties. The outstanding principal balances together with accrued interest were exchanged for new four-year secured convertible promissory notes maturing on December 31, 2028.

In connection with the refinancing, the Company also issued warrants to certain lenders as additional consideration. The fair value of the warrants was recorded as a debt discount and is being amortized to interest expense over the term of the related convertible notes using the effective interest method.

As a result of the refinancing, the outstanding balances of the original notes and financing arrangements were extinguished and replaced by the new secured convertible notes.

As of December 31, 2025, the outstanding principal balance of the secured convertible notes was $4,011,244, net of an unamortized debt discount of $920,072, resulting in a carrying amount of $3,091,172.

17. GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As of December 31, 2025, the Company has an accumulated deficit of approximately $17.53 million, incurred a net loss of approximately $2.38 million for the year then ended, and experienced negative cash flows from operations. In addition, the Company had cash of $3,513 as of December 31, 2025. The Company also has loans and promissory notes, including a current portion of approximately $373,554, which are due within the next twelve months. These conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that these financial statements are issued.

The Company has historically invested significant resources in research and development activities to develop and enhance its SMARTfit technology platform and related products. In accordance with U.S. GAAP, research and development costs are generally expensed as incurred. As a result, the Company’s accumulated deficit includes historical research and development costs that are not recorded as assets unless they meet specific capitalization criteria.

Management’s plans to address these conditions include raising additional capital through equity or debt financings, negotiating extensions or conversions of existing convertible notes, pursuing strategic partnerships or licensing arrangements, and reducing or deferring operating expenditures, where possible.

Management's plans are dependent on future events that are not within the Company's control, including the ability to successfully raise additional capital and negotiate favorable terms with existing creditors. As of the date these financial statements were issued, management has not secured sufficient financing or obtained binding agreements to alleviate the conditions described above. Accordingly, management has concluded that its plans do not alleviate the substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

18. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2025, through August 19, 2026, which is the date the financial statements were available to be issued.

Subsequent to year-end, the Company entered into an agreement with an investment advisory banking firm to assist in raising growth capital. As of the date the financial statements were available to be issued, the financing process was ongoing and no financing transaction had been completed.

This subsequent event did not require adjustment to the accompanying financial statements. No other material subsequent events were identified that require recognition or disclosure.